GAIN Capital Holdings, Inc.
Bedminster One
135 Route 202/206
Bedminster, New Jersey 07921
November 3, 2010
VIA EDGAR AND FAX
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Judiciary Plaza
Washington, D.C. 20549
Mail Stop 3010
Attention: Sonia Gupta Barros, Special Counsel

Re:	GAIN Capital Holdings, Inc. Amendment No. 5 to Registration Statement on Form S-1 Filed September 28, 2010 File No. 333-161632
Dear Ms. Barros:
     This letter is submitted on behalf of GAIN Capital Holdings, Inc. (“GAIN” or the “Company”) in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the above-referenced filing, as set forth in your letter dated October 26, 2010 (the “Comment Letter”). Submitted herewith for filing is Amendment No. 6 (“Amendment No. 6”) to the Registration Statement referenced above (the “Registration Statement”).
     For the convenience of the Staff’s review, the text of the Comment Letter has been reproduced herein with the Company’s response below each numbered comment. Where appropriate, the Company has responded to the Staff’s comments by making changes to the disclosure in the Registration Statement set forth in Amendment No. 6. Page numbers referred to in the responses reference the applicable pages of Amendment No. 6.

Securities and Exchange Commission
November 3, 2010

General
1.	We note that you have revised your disclosure in your prospectus. Please provide us with support for all quantitative and qualitative business and industry data used in the registration statement. We note on pages 1, 4, and 7 without limitation, the following examples:
•	“Forex trading is one of the fastest-growing areas of retail trading in the financial services industry. ... According to the 2010 Triennial Bank Survey from the Bank for International Settlements, or the BIS, average daily turnover in the global forex market in April 2010 was $4.0 trillion, an increase of approximately 20.0% from the $3.3 trillion reported by the BIS in April 2007. The BIS notes that the U.S. dollar is the most commonly traded currency, with approximately 85.0% of all forex trades involving the U.S. dollar. The forex market has emerged from its previous role as a currency hedge to become an investable asset class, Historically, access to the forex market was only available to commercial and investment banks, corporations, hedge funds and other large financial institutions. In the last decade, retail investors have gained increasing access to this market largely through the emergence of online retail forex providers like us. According to a 2010 analysis by the Aite Group, a financial services market research firm, global retail forex trading volumes have grown from average daily volumes of approximately $10.0 billion in 2001 to approximately $125.0 billion in 2009 representing a compound annual growth rate of 37.1%.”

•	“In May 2009, Forrester Research, a leading independent research company, conducted a survey of nearly 500 of our customers in the United States on our behalf in which more than 79% indicated they were very satisfied with FOREX.com.”http://forex.com/’

•	“We believe that we are the largest provider of retail forex trading in the United States based on trading volume. The Aite Group estimates that, as of July 2010, there were over 110 million retail online investors globally, but only 1.1 million online retail investors who traded forex.”
Clearly mark the specific language in the supporting materials that supports each statement. Further, please tell us if any of the supporting materials were prepared specifically for you in connection with this offering. If so, please file the expert’s consent as an exhibit to the registration statement or tell us why you believe it is not required.
     Response: The Company will supplementally provide the Staff with highlighted copies of the following studies, reports, surveys and data, each of which is cited in the Registration Statement:

Securities and Exchange Commission
November 3, 2010

•	“Triennial Central Bank Survey: Foreign exchange and derivatives market activity in April 2010,” Bank For International Settlements.

•	“Forex.com Segmentation: Quantitative Research Finding,” Forrester Consulting (a division of Forrester Research).
     The Company confirms that the Bank for International Settlements report is publicly available, was not prepared for the Company’s benefit and the Company did not compensate the Bank of International Settlements for the report.
     The Forex.com Segmentation: Quantitative Research Findings report by Forrester Research was prepared for the benefit of the Company and the Company paid Forrester Research a one-time fee for the study. The Company has filed the consent of Forrester Research authorizing the Company’s use of the report as an exhibit to Amendment No. 6.
     The Company has revised its disclosure in Amendment No. 6 as follows: “We believe that we are one of the largest providers of retail forex trading in the United States based on active traded accounts.” With respect to the Aite Group data, the Company confirms that the data was not prepared for the benefit of the Company. However, the Aite Group data is not publicly available and was received by the Company as a result of the Company’s previous payment of a one-time fee. The Company has filed an updated consent from the Aite Group authorizing the Company’s use of the data as an exhibit to Amendment No. 6. The Company will supplementally provide the staff with highlighted copies of support for the statement, “We believe we are one of the largest providers of retail forex trading in the United States based on active traded accounts.” and data from the Aite Group.
2.	We note your use of acronyms in the forepart of the prospectus. Please avoid the use of acronyms. Sec Rule 421(b) of Regulation C.
     Response: The Company has revised its disclosure in the forepart of the prospectus contained in Amendment No. 6 to remove acronyms.
3.	Throughout your registration statement you utilize industry jargon. For example only, please provide a better explanation for contracts-for-difference, white label partners, spread revenue, dealing spread, proprietary directional market positions, and dealable spread. If you must include technical terms in the body of your prospectus that are understood only by industry experts, you must make every effort to concisely explain these terms where you first use them. In addition, please do not use technical terms or industry jargon in your explanations.
     Response: The Company has revised its disclosure in Amendment No. 6 to remove industry jargon or, where industry terms are necessary, to include a concise explanation defining such terms where first used. The Company does not believe that such explanations use technical terms or industry jargon.

Securities and Exchange Commission
November 3, 2010

Risks Factors, page 18
4.	Please review your risk factors and revise to remove mitigating language. We note, for example only, your risk factor on page 27 relating to recent regulatory changes. Please revise your risk factors to discuss only the risk presented. You may discuss mitigating factors elsewhere in the prospectus.
     Response: The Company has revised its risk factors contained in Amendment No. 6, including the risk factor on page 28 of Amendment No. 6, to remove mitigating language and only discuss the risks presented.
5.	We note your risk factor on page 30 regarding risks relating to complying with securities and commodity futures laws and your risk factor on page 38 regarding the requirements of being a public company. These risk factors appear to address risks that affect companies across industries. As such, they appear broad and generic. Please revise to clarify how the risks are specific to you or revise to remove these risk factors.
     Response: The Company has revised its disclosure to remove the general risk factors from pages 30 and 38 of Amendment No. 6.
6.	Please review your risk factors and consolidate those risks that contain duplicative disclosure. Provide just enough detail to highlight the risk and present it in context. Avoid extraneous information and unnecessary background. In addition, get to the risk as quickly as possible. For example, we note your risk factor on page 27 regarding recent regulatory changes.
     Response: The Company has revised its risk factors, including the risk factor on page 28 of Amendment No. 6, to consolidate duplicative risks and provide just enough detail to highlight the risk and present it in context.
7.	We note that you terminated trading operations in China in December 2008. However, it appears that you still had accounts open in 2009 based on your disclosure on page 60. Please add a risk factor, as appropriate, to address potential liability for continuing to have these open accounts in 2009.
     Response: The Company has supplemented its risk factor on pages 29 and 30 of Amendment No. 6 to include disclosure relating to the risk of potential liability for continuing to have open accounts in China in 2009.

Securities and Exchange Commission
November 3, 2010

The Expansion of Our Trading Activities into Other Financial Products..., page 27
8.	We note your response to comment one in our letter dated January 1, 2010 and reissue that comment in part. Please expand this risk factor to state that to the extent your CFD business constitutes an offer or sale of securities under the U.S. federal securities laws, you would need to comply with those U.S. federal securities laws. Please also describe the impact this may have on your business.
     Response: The Company has revised its risk factor on page 24 of Amendment No. 6 to reflect the Staff’s comment.

Securities and Exchange Commission
November 3, 2010

We have received a complaint from the compliance department..., page 32
9.	We note your disclosure that you “expect to have this matter resolved in the near term.” We also note your disclosure that the “settlement process can be time consuming and costly and there are no assurances that we will reach a settlement with the NFA on terms acceptable to us, if at all.” These statements do not appear to be consistent. Please revise your disclosure as appropriate.
     Response: The Company has revised its disclosure on page 77 of Amendment No. 6 to provide the following detailed disclosure concerning the Company’s settlement with the NFA:
On June 30, 2010, the National Futures Association, or NFA, filed a complaint against GAIN Capital Group, LLC, our wholly-owned operating subsidiary, and Glenn H. Stevens, our president and chief executive officer, alleging, among other things, that certain aspects of our liquidation, trade execution and records maintenance, along with our supervisory management of introducing brokers were not compliant with certain NFA rules and standards. On October 27, 2010 we settled the matter with the NFA. Pursuant to the settlement, the NFA made no findings with respect to allegations that GAIN Capital Group, LLC’s and Mr. Stevens’ supervisory management were not compliant with certain NFA rules and standards. As part of the settlement that resulted in the NFA action being terminated, we and Mr. Stevens neither admitted nor denied the allegations in the complaint and we will pay a fine of approximately $0.5 million. We have agreed to no longer use certain liquidation and trade execution processes. For those customers that were impacted by these liquidation and trade executions processes, we have also agreed to reimburse them within 30 days of the settlement. We have fully accrued these amounts as of September 30, 2010.

Securities and Exchange Commission
November 3, 2010

Accordingly, the Company has removed the risk factor from page 32 of Amendment No. 6.
Use of Proceeds, page 40
10.	We note your disclosure that you intend to “use the net proceeds [you] receive from this offering to cover historical and expected costs from [your] initial public offering.” We also note that you are seeking to register $125,000,000 in shares of your common stock. Please disclose whether you intend to use proceeds for any other purpose.
          Response: The Company has revised its disclosure on page 39 of Amendment No. 6 to specify that the Company will only use the net proceeds received from this offering to cover historical and expected costs from the offering. The Company will not receive any proceeds from the sale of shares by the selling stockholders.
Management’s Discussion and Analysis ..., page 49
General Market and Economic Conditions, page 55
11.	To the extent material to your business, please expand your disclosure in this section to discuss the impact of current economic conditions on currency valuations.
          Response: The Company has supplemented its disclosure on page 53 of Amendment No. 6 to describe the impact current economic conditions have had on currency valuations with the following detailed disclosure:
We believe that forex trading prices and volumes have been impacted by the volatility created across the global markets. Over the past twelve months (through September 30, 2010), we have experienced periods of low and high volatility in reaction to various market conditions. For example, the recent fiscal crisis in Greece and other European Union nations has resulted in elevated forex volatility levels across multiple markets, resulting in fluctuating prices and an increase in our customer trading activity during the period ended September 30, 2010. We are unable to predict the degree and duration of the impact of the current global market and general economic conditions on currency prices and on our business.

Securities and Exchange Commission
November 3, 2010

Year Ended December 31, 2009 Compared to Year Ended December 31, 2008, page 60
12.	We note your disclosure in the first bullet point that $172.4 million in trading volume was attributable to customers residing in China for the year ended December 31, 2008, On page 63, you state that $172.4 billion in trading volume was attributable to customers residing in China for the year ended December 31, 2008. Please revise your disclosure, as appropriate, to address this discrepancy.
          Response: The Company has revised its disclosure on page 58 of Amendment No. 6 to reflect that $172.4 billion in trading volume was attributable to customers residing in China for the year ended December 31, 2008.
Business, page 80
Relationships with Wholesale Forex Trading Partners, page 97
13.	We note your disclosure that you have “leveraged [your] extensive industry experience to secure a substantial liquidity pool by establishing trading relationships with liquidity relationships with three established global prime brokers....” [emphasis added] Please explain what you mean by the underlined language.
          Response: The Company has revised its disclosure on page 95 of Amendment No. 6 to clarify that the Company has “leveraged [its] extensive industry experience to secure a substantial liquidity pool by establishing liquidity relationships with three established global prime brokers....” As more fully described on page 95 of Amendment No. 6, the Company maintains formal relationships with its global prime brokers, as well as direct agreements with its wholesale forex trading partners.
Our Institutional Model, page 98
14.	We note that you will offer institutional customers a “fully anonymous trading environment.” Please provide more detailed disclosure as to how you will be able to offer a fully anonymous trading environment and disclose whether there are any risks involved in providing this type of trading environment. Additionally, please add a risk factor to address the risk to your system if outside individuals determine the identity of your institutional investors.
          Response: The Company has supplemented its disclosure on page 96 of Amendment No. 6 to include the following detailed disclosure regarding how the Company is able to offer a fully anonymous trading environment:

On our GTX ECN, institutional customers remain anonymous, with their identities only revealed to their designated prime broker. The system does not embed customer identities in a trade or reveal identities post-trade. Instead, the prime broker is identified in the trade. Additionally, we do not act as a principal to a trade on the GTX ECN. This structure enables institutional customers to trade anonymously on the GTX ECN, with access to prices from various liquidity providers, including market-maker banks or other institutional customers. Because the global forex markets are extremely large and liquid, we believe the risk of identifying an institutional customer trading on our GTX ECN is limited.

Securities and Exchange Commission
November 3, 2010

The Company has also included the following risk factor on page 24 of Amendment No. 6:
Failure to Maintain the Anonymity of Our Institutional Customers on Our GTX Electronic Communications Network, or ECN, Could Harm Our Reputation and Result in a Material Adverse Effect on Our Business, Financial Condition and Results of Operations and Cash Flows.

We operate our GTX ECN as a fully anonymous trading environment that offers our institutional customers direct market access and trade execution capabilities. If outside individuals determine the identity of our institutional customers, we may be subject to customer claims against us for negligence, fraud, failure to supervise, employee error and intentional misconduct, among others. Any such claims may harm our reputation and result in a material adverse effects on our business, financial condition and results of operations and cash flows.

15.	Please include the Exclusive Marketing Agreement and related agreements with Forexster Limited as exhibits to the registration statement or tell us why you believe these agreements are not material contracts required to be filed.
          Response: The Company acknowledges the Staff’s comment, but does not believe that the Exclusive Marketing Agreement, or related agreements, between the Company and Forexster Limited is material to the Company at this time. For the nine months ended September 30, 2010, the Company’s GTX ECN business, which is supported by the Exclusive Marketing Agreement, generated $1,052,700, or 0.07%, of the Company’s revenue during such period. As a result, the Company does not deem the GTX ECN, or the Exclusive Marketing Agreement and related agreements, material at this time. The Company will file these agreements with its later filings if and when the GTX ECN becomes a material part of the Company’s business.

Securities and Exchange Commission
November 3, 2010

Management, page 113
Compensation Risk Analysis, page 121
16.	We note that you have not included any disclosure in response to Item 402(s) of Regulation S-K. Please advise us of the basis for your conclusion that disclosure is not necessary and describe the process you undertook to reach that conclusion. We note your disclosure in this section that your approach to compensation for your executives assists in mitigating excessive risk taking and does not encourage excessive risk taking. Please note that Item 402(s) applies to your compensation policies and practices for all of your employees.
          Response: The Company has supplemented its disclosure on page 120 of Amendment No. 6 to include the following detailed disclosure:
Risk assessment
     Management and the compensation committee, in consultation with Frederic W. Cook & Co., Inc., an independent compensation consulting firm, have reviewed our compensation policies and practices for executive officers and employees and determined that our compensation policies and practices do not encourage unnecessary risk taking and are not reasonably likely to have a material adverse effect on us. The compensation committee also reviewed our compensation policies and procedures for certain design features that have been identified by experts as having the potential to encourage excessive risk-taking, including:
•	too much focus on equity;

•	highly leveraged payout curves and uncapped payouts;

•	unreasonable goals or thresholds; and

•	steep payout cliffs at certain performance levels that may encourage short-term business decisions to meet payout thresholds.
     The compensation committee noted several design features of our cash and equity incentive programs for executive officers that reduce the likelihood of excessive risk-taking:
•	the program design provides a balanced mix of cash and equity, annual and longer-term incentives, and performance metrics (revenue and strategic objectives);

•	maximum payout levels for bonuses and performance awards are currently capped at 135% of target; and

•	compliance and ethical behaviors are integral factors considered in all performance assessments.
Similar bonus and compensation principles apply to all employees throughout the Company.

Securities and Exchange Commission
November 3, 2010

Compensation Discussion and Analysis, page 122
17.	We note that you have removed disclosure regarding compensation awarded in 2008. Please revise to include this information in your compensation tables as appropriate. Please refer to Instruction 1 to Item 402(c) of Regulation S-K.
          Response: The Company has revised its disclosure in Amendment No. 6 to include compensation awarded in 2008 in accordance with Item 402(c) of Regulation S-K.
18.	We note your response to comments two, three and four of our letter dated January 27, 2010 and reissue those comments in part. It is still not clear, from the disclosure provided, how you determined each officer should receive the respective compensation amount awarded. Please refer to Release 33-8732A, Section II.B.l. As noted therein, the Compensation Discussion and Analysis should be sufficiently precise to identify material differences in compensation policies with respect to individual executive officers. Please expand your disclosure and explain the reasons for the differences in the amounts of compensation awarded to the named executive officers. For example only, please disclose why you determined not to increase the salaries of Messrs. Stevens and Lyons and disclose why Mr. Lyons was not provided a non-equity incentive compensation payment in the first quarter. Please explain why Mr. Lyons and Ms. Roady received less than half of the compensation awarded to Mr. Stevens and Mr. O’Sullivan. Please explain the differences in the long-term equity incentive awards made to each executive officer. Please see Item 402(b)(2)(vii) of Regulation S-K.
Establishment of Target Award Levels and Measures, page 125
19.	We note your disclosure that the “target annual incentive award opportunities ranked between the 50th and 75th percentile, with the exception of the CEO, who ranked above the 75th percentile.” Please disclose where each officer’s total compensation fell within this range. Additionally, please disclose why you determined to award compensation to your CEO above the targeted range.
Response: The Company acknowledges the Staff’s comments in Comments 18 and 19 and has supplemented its disclosure on pages 125 and 126 of Amendment No. 6 to include the following detailed disclosure concerning compensation:

Securities and Exchange Commission
November 3, 2010

Mr. Stevens

Mr. Stevens’ total cash compensation is positioned higher than other NEOs of our Peer Group due to his unique background and experience in the financial services and the forex industries. Mr. Stevens was previously chief forex dealer at Merrill Lynch & Co., Inc. and was head of North American sales and trading at National Westminster Bank plc. Before moving to the position of CEO of our Company, Mr. Stevens was our Chief Dealer. The compensation paid to individuals that are head traders is among the highest paid at large banks and broker-dealers. Mr. Stevens’ background as a trader and his management skills make him a highly sought after executive. To retain his services, we have determined that his compensation is required to be at a level commensurate with positions at larger firms. To attract and retain Mr. Stevens, and those with his skill set, these firms would pay higher levels of compensation than those in our current Peer Group. Based on these factors, Mr. Stevens’ target compensation was set to rank above the 50th but below the 75th percentile for total cash compensation compared to our Peer Group. Consistent with the financial services and forex industries a greater portion of Mr. Stevens’ compensation is derived from variable incentive compensation. For 2009, Mr. Stevens’ compensation was set at 33% base salary and 67% variable incentive compensation. Mr. Stevens’ variable incentive compensation is above the 75th percentile of our Peer Group, however, when combined with his fixed compensation, Mr. Stevens’ overall compensation was 10% greater than the 50th and 20% below the 75th percentile of our Peer Group for total cash compensation. Mr. Stevens’ 2009 long term equity award of 43,130 restricted stock units was based on an analysis by our compensation consultant, Frederic Cook, of our Peer Group for a similar position, which factored in the amount of total shares authorized by our stockholders for this annual grant pool. Given that Mr. Stevens is the highest paid employee and has the most responsibility, Mr. Stevens was issued the largest amount of restricted stock units.

Mr. Lyons

Mr. Lyons joined the Company in 2009. Mr. Lyons has experience as a public company CFO and possesses a variety of financial and accounting skills; however, Mr. Lyons does not have the industry background and knowledge possessed by Mr. Stevens or Mr. O’Sullivan. Mr. Lyons’ overall compensation was 19% less than the 25th percentile of our Peer Group, with a higher portion of Mr. Lyons’ total cash compensation being comprised of fixed, in the form of base salary. For 2009, Mr. Lyons’ base salary accounts for 62% of his total cash compensation, and his variable incentive compensation accounts for 38% of his total cash compensation. Because a greater portion of Mr. Lyons’ compensation is fixed, our bonus calculations for the quarter ended March 31, 2009 determined that a bonus payment to Mr. Lyons was not warranted although bonus payments were made to the other NEOs with a higher variable incentive compensation percentage relative to Mr. Lyons. Mr. Lyons’ 2009 long term equity award of 10,000 restricted stock units was based on an analysis by our compensation consultant, Frederic Cook, of our Peer Group for a similar position, which factored in the amount of total shares authorized by our stockholders for this annual grant pool.

Securities and Exchange Commission
November 3, 2010

Mr. O’Sullivan

Mr. O’Sullivan is the Company’s Chief Dealer and has developed a very specific skill set through his years in the forex industry and his ten years of employment with us. As Chief Dealer, Mr. O’Sullivan manages our trade desk and monitors our risk exposure and profitability. Consistent with traders and chief dealers within the industry. Mr. O’Sullivan’s variable incentive compensation target is higher than his fixed compensation, currently set at 23% base salary and 77% variable incentive compensation. This payment mix is consistent with the payment mix for Mr. Stevens, who was formerly our Chief Dealer and is now our CEO. Mr. O’Sullivan’s total cash compensation is between the 25th and 50th percentile according to our Peer Group for 2009. Mr. O’Sullivan’s overall compensation was 121% greater than the 25th percentile, but 20% less than the 50th percentile of our Peer Group. Historically, the Company has paid higher variable incentive compensation with lower base salaries. In order to be more in line with our Peer Group, in 2009 Mr. O’Sullivan was given a raise to increase his base salary, which is the fixed portion of his total cash compensation. Mr. O’Sullivan’s 2009 long term equity award of 7,500 restricted stock units was based on an analysis by our compensation consultant, Frederic Cook, of our Peer Group for a similar position, which factored in the amount of total shares authorized by our stockholders for this annual grant pool.

Ms. Roady

Ms. Roady is the Company’s Chief Marketing Officer and joined the Company in 1999. According to the Peer Group data, Ms. Roady’s total compensation was 1% less than the 25th percentile of our Peer Group. With over ten years of experience in the retail forex industry, Ms. Roady has developed a unique marketing skill set; however, she does not have the trading background and knowledge possessed by Mr. Stevens or Mr. O’Sullivan. As a result, a higher portion of Ms. Roady’s total cash compensation has been fixed, in the form of base salary, but her variable incentive compensation has been fixed at a higher percentage than Mr. Lyons, since Ms. Roady’s position is focused upon driving revenue for the Company. For 2009, Ms. Roady’s base salary accounts for 50% of her total cash compensation and her variable incentive compensation accounts for 50% of her total cash compensation. Historically, the Company has paid higher incentive compensation with lower base salaries. In order to be more in line with our Peer Group, in 2009 Ms. Roady was given a raise to increase the fixed portion of her total cash compensation. Ms. Roady 2009 long term equity award of 8,000 restricted share units was based on an analysis by our compensation consultant, Frederic Cook, of our Peer Group for a similar position, which factored in the amount of total shares authorized by our stockholders for this annual grant pool.

Ms. Roady and Mr. Lyons received higher equity awards than Mr. O’Sullivan based on their peers in similar roles. Traders such as Mr. O’Sullivan have a higher cash compensation and lower equity portion of overall compensation compared to Mr. Lyons and Ms. Roady.

Securities and Exchange Commission
November 3, 2010

Financial Statements
Consolidated Financial Statements for the year ended December 31, 2009
Notes to Consolidated Financial Statements
2. Summary of Significant Accounting Policies
Reclassification, page F-9
20.	We note your disclosure that there was an “immaterial misstatement in trading securities previously classified within Receivables from Brokers.” Please provide us with more detail of this immaterial misstatement including a discussion of how you arrived at the conclusion that the misstatement was immaterial.
          Response: In order to evaluate the materiality of these misstatements, the Company considered guidance in SEC Staff Accounting Bulletin Release Topic 1.M, Materiality (“SAB 99”), and SEC Staff Accounting Bulletin Release Topic 1.N, Considering the Effect of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements (“SAB 108”).”
          Background
          The Company identified securities which were misclassified in 2008 through its review of preparing its updated S-1 and noted securities as part of the Receivables to Brokers balance and that should have been classified as Trading Securities. The Company is not in the business of holding and trading securities for proprietary purposes. The core business is providing trading related services for foreign exchange. This classification as Receivable to Broker was correct in the Company’s regulatory filings for the National Futures Association, but required to be reclassified based on U.S. GAAP. This was identified in our review process to prepare the updated S-1 Amendment No. 5. The Company purchases the securities with excess cash and will sell the securities as needed for funding or regulatory capital purposes. In addition, excess cash is held within the same custodian. In 2008, the Company started moving excess cash to trading securities. As a result, the Company had trading securities in U.S. treasury bills of $25 million at 2009 and $25 million at 2008 and equity securities of $40,000 at 2009 and $4,000 at 2008 that were incorrectly classified in Receivables to Brokers. There are no such securities in 2007. It is the Company’s policy that these treasury bills are held for trading at fair value on the broker dealer subsidiary, Gain Capital Group.
          In order to evaluate the materiality of the error, the Company considered guidance in SAB 99 and SAB 108.
          In accordance with this guidance, the Company performed a quantitative and qualitative analysis to determine whether the errors were material to year ended December 31, 2008.
          Quantitative Analysis:
          In 2008, there is approximately $179,000 in trading revenue, resulting from the mark to market of trading securities, which had been included in interest income. Trading revenue and interest income are reported within the net revenues financial statement line item. Impact of misstatement on trading revenue, net revenue and net income financial statement line item was less than 1%. The trading revenue line on the income statement which is generated from customer trading is the driver of the Company’s earnings; therefore the misstatement did not have an impact on the trend of earnings for the Company. As a result, the Company concluded that the impact on income statement for the 2008 error is immaterial.
          In 2008, the impact of the misstatement in the 2008 consolidated statement of financial condition was reclassifying $25 million in trading securities out of receivables from brokers to it own classification. Even though this impact to receivables from brokers was greater than a 5% impact on financial statement line item (approximately 33% impact). There was no impact in total assets and therefore no impact on the net capital requirements of the broker dealer.
          Cash flow impact for both changes in receivable from brokers financial statement line item and trading securities financial statement line item is presented within the cash provided by operating activities within the 2008 consolidated statement of cash flow.

Securities and Exchange Commission
November 3, 2010

GAIN CAPITAL HOLDINGS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	As of December 31,
	2008	2008	Percentage Change
	AS ISSUED	AS RECLASSIFIED	Issued to Reclassified
	(in thousands, except share and per share data)
Assets:
Cash and cash equivalents	$176,431	$176,431	0%
Trading securities	—	25,001	100%
Receivables from brokers	75,817	50,816	33%
Property and equipment — (net of accumulated depreciation and amortization of $5,278 at December 31, 2008)	3,937	3,937	0%
Prepaid assets	1,632	1,632	0%
Deferred financing costs	313	313	0%
Deferred initial public offering costs	—	—	0%
Goodwill	3,092	3,092	0%
Intangible assets — (net of accumulated amortization of $609 at December 31, 2008)	320	320	0%
Other assets — (net of allowance for doubtful accounts of $2,213 at December 31, 2008)	3,274	3,274	0%

Total	$264,816	$264,816

          Qualitative Analysis:
          In addition to reviewing the percentage impact on the line items described above, the Company also performed a qualitative assessment of the errors and considered the factors included in SAB 99:

•	whether the misstatement arises from an item capable of precise measurement or whether it arises from an estimate and, if so, the degree of imprecision inherent in the estimate

Company response:

The misstatement is a precise measurement.

•	whether the misstatement masks a change in earnings or other trends

Company response:

The misstatement had no impact on earnings or earning trends.

•	whether the misstatement hides a failure to meet analysts’ consensus expectations for the enterprise

Company response:

The Company was private in 2008 and therefore the Company did not a have failure to meet analysts’ consensus.

•	whether the misstatement changes a loss into income or vice versa

Company response:

The misstatement did not change the loss or income.

Securities and Exchange Commission
November 3, 2010

•	whether the misstatement concerns a segment or other portion of the registrant’s business that has been identified as playing a significant role in the registrant’s operations or profitability

Company response:

The Company only operates in a single segment as well as the misstatement did not have impact on the Company’s operations or profitability.

•	whether the misstatement affects the registrant’s compliance with regulatory requirements

Company response:

The misstatement did not affect the client compliance for regulatory requirements.

•	whether the misstatement affects the registrant’s compliance with loan covenants or other contractual requirements

Company response:

The misstatement did not affect the registrant’s compliance with loan covenants or other contractual requirements.

•	whether the misstatement has the effect of increasing management’s compensation — for example, by satisfying requirements for the award of bonuses or other forms of incentive compensation

Company response:

The misstatement did not affect any compensation made to management.
          Conclusion
          Based on review of the facts above, the Company concluded that the reclassification of the trading securities from receivable from broker is considered both quantitatively and qualitatively immaterial and therefore the Company does not believe the error was material to the consolidated financial statements. The Company included disclosure of the reclassification in Footnote No. 2 to the Consolidated Financial Statements included within the S-1 Amendment.

Securities and Exchange Commission
November 3, 2010

Litigation, page F-16
21.	We note your disclosure regarding loss contingencies here and in footnote 21 on page F-37. We note your disclosure that you do not believe losses will have a material adverse effect on certain financial statements. Please confirm for us and revise your disclosure to state, if true, that these losses will not have a material effect on the financial statements as a whole, rather than certain individual financial statements. Additionally, it appears your threshold for disclosure is whether you can “estimate with any certainty” what the eventual outcome of the pending matters will be. We do not believe that this criteria is consistent with the guidance in ASC 450. Please either provide a range of loss, which may be aggregated for all of the litigation matters for which you are able to estimate the amount of the loss or range of possible loss, or provide explicit disclosure that you are unable to estimate the loss or range of possible loss and the reasons why you are unable to provide an estimate. Furthermore, if you cannot estimate the possible loss or range of possible losses, please consider providing additional disclosure that could allow a reader to evaluate the potential magnitude of the claim.
          Response: The Company can confirm that the loss contingencies described on page F-16 of Amendment No. 6 will not have a material effect on the financial statements as a whole. The Company has revised its disclosure on page F-16 of Amendment No. 6 to include the following detailed disclosure:
The Company contests liability and/or the amount of damages as appropriate in each pending matter. Where available information indicates that it is probable a liability had been incurred at the date of the condensed consolidated financial statements and the

Securities and Exchange Commission
November 3, 2010

Company can reasonably estimate the amount of that loss, the Company accrues the estimated loss by a charge to income. In many proceedings, however, it is inherently difficult to determine whether any loss is probable or even possible or to estimate the amount of any loss. In addition, even where loss is possible or an exposure to loss exists in excess of the liability already accrued with respect to a previously recognized loss contingency, it is not possible to reasonably estimate the size of the possible loss or range of loss.
For certain legal proceedings, the Company can estimate possible losses, additional losses, ranges of loss or ranges of additional loss in excess of amounts accrued, but does not believe, based on current knowledge and after consultation with counsel, such losses will have a material adverse effect on the Company’s results of operations, cash flows or financial condition. For certain other legal proceedings, the Company cannot reasonably estimate such losses, if any, since the Company cannot predict if, how or when such proceedings will be resolved or what the eventual settlement, fine, penalty or other relief, if any, may be, particularly for proceedings that are in their early stages of development or where plaintiffs seek substantial or indeterminate damages. Numerous issues must be developed, including the need to discover and determine important factual matters and the need to address novel or unsettled legal questions relevant to the proceedings in question, before a loss or additional loss or range of loss or additional loss can be reasonably estimated for any proceeding.
Exhibits
22.	Please file the letter agreement with Ms. Roady in accordance with Item 601(b)(10).
Response: The Company has filed Ms. Roady’s letter agreement as Exhibit 10.51 to Amendment No. 6.
* * *
          The Company acknowledges that:
•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

Securities and Exchange Commission
November 3, 2010

•	the company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     If you have any questions regarding the foregoing responses or otherwise, please do not hesitate to call me at (908) 212-3980.
Sincerely,
/s/ Henry C. Lyons
Henry C. Lyons
Chief Financial Officer

cc:	Andrew P. Gilbert, Esq., DLA Piper LLP (US) Fax: (973) 520-2573